Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of
	December 31, 2019	March 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$1,452,985	$1,131,229
Short-term investments	951,235	1,215,361
Accounts receivable due from third parties, net of allowances for doubtful accounts of $36,594 and $31,802 as of December 31, 2019 and March 31, 2020, respectively	262,158	230,725
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2019 and March 31, 2020, respectively (Note 10)	60,392	84,852
Accounts receivable due from other related parties, net of allowances for doubtful accounts of nil and nil as of December 31, 2019 and March 31, 2020, respectively (Note 10)	99,675	71,392
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of $301,526 and $308,806 as of December 31, 2019 and March 31, 2020, respectively)	424,905	455,577
Amount due from SINA (Note 10)	384,828	389,109
Total current assets	3,636,178	3,578,245
Property and equipment, net	46,729	47,026
Operating lease assets	9,730	8,521
Intangible assets, net	17,524	16,412
Goodwill	28,989	28,501
Long-term investments	1,027,459	1,070,391
Other assets	37,577	46,086
Total assets	$4,804,186	$4,795,182
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of $436,705 and $489,867 as of December 31, 2019 and March 31, 2020, respectively.)
Accounts payable	$126,247	$105,993
Accrued and other liabilities	460,872	397,531
Operating lease liability, short-term	4,708	4,775
Income taxes payable	100,245	99,841
Deferred revenues	108,783	154,464
Total current liabilities	800,855	762,604
Long-term liabilities
Convertible debt	888,266	889,301
Unsecured senior notes	793,985	794,319
Deferred tax liability	33,972	33,500
Operating lease liability, long-term	5,289	4,068
Total long-term liabilities	1,721,512	1,721,188
Total liabilities	$2,522,367	$2,483,792

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of
	December 31, 2019	March 31, 2020

Commitments and contingencies (Note 15)

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 226,310 shares (including 124,531 Class A ordinary shares and 101,779 Class B ordinary shares) and 226,462 shares (including 124,683 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2019 and March 31, 2020, respectively.	$57	$57
Additional paid-in capital	1,133,913	1,149,236
Accumulated other comprehensive loss	(68,559)	(106,405)
Retained earnings	1,217,856	1,269,964
Total Weibo shareholders’ equity	2,283,267	2,312,852
Non-controlling interests	(1,448)	(1,462)
Total shareholders’ equity	2,281,819	2,311,390
Total liabilities and shareholders’ equity	$4,804,186	$4,795,182

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Three Months Ended March 31,
	2019	2020

Revenues:
Advertising and marketing revenues
Third parties	$281,984	$219,125
Alibaba (Note 10)	16,635	27,567
SINA and other related parties (Note 10)	42,522	28,730
	341,141	275,422
Value-added services revenues	58,036	47,967
Total revenues	399,177	323,389
Costs and Expenses
Cost of revenues	82,817	74,110
Sales and marketing	106,151	99,102
Product development	69,853	74,409
General and administrative	17,287	17,753
Total costs and expenses	276,108	265,374
Income from operations	123,069	58,015
Income (Loss) from equity method investments	(1,550)	5,390
Realized gain from investments	132	562
Fair value changes through earnings on investments, net	38,465	(3,500)
Investment related impairment	(800)	—
Interest and other income, net	12,331	7,515
Income before income tax expenses	171,647	67,982
Less: Provision of income taxes	(21,073)	(15,883)
Net income	$150,574	$52,099
Less: Net income (loss) attributable to non-controlling interests	132	(9)
Net income attributable to Weibo	$150,442	$52,108

Net income	$150,574	$52,099
Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil, and nil for the three months ended March 31, 2019 and 2020, respectively)	33,957	(37,851)
Total comprehensive income	$184,531	$14,248
Less: Comprehensive income (loss) attributable to non-controlling interests	227	(14)
Comprehensive income attributable to Weibo	$184,304	$14,262
Shares used in computing net income per share attributable to Weibo:
Basic	224,924	226,392
Diluted	232,894	227,029
Income per share:
Basic	$0.67	$0.23
Diluted	$0.66	$0.23

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

				Accumulated
			Additional	Other		Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Interests	Equity
Balance at December 31, 2018	224,838	$57	$1,071,836	$(49,615)	$723,181	$2,679	$1,748,138
Issuance of ordinary shares pursuant to stock plan	197	—	44	—	—	—	44
Non-cash stock-based compensation	—	—	12,895	—	—	—	12,895
Net income	—	—	—	—	150,442	132	150,574
Currency translation adjustments	—	—	—	33,862	—	95	33,957
Balance at March 31, 2019	225,035	$57	$1,084,775	$(15,753)	$873,623	$2,906	$1,945,608

Balance at December 31, 2019	226,310	$57	$1,133,913	$(68,559)	$1,217,856	$(1,448)	$2,281,819
Issuance of ordinary shares pursuant to stock plan	152	—	29	—	—	—	29
Non-cash stock-based compensation	—	—	15,294	—	—	—	15,294
Net income	—	—	—	—	52,108	(9)	52,099
Currency translation adjustments	—	—	—	(37,846)	—	(5)	(37,851)
Balance at March 31, 2020	226,462	$57	$1,149,236	$(106,405)	$1,269,964	$(1,462)	$2,311,390

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2019	2020
Cash flows from operating activities:
Net income	$150,574	$52,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,164	6,802
Stock-based compensation	12,895	15,294
Amortization of right-of-use assets	1,093	791
Provision for allowance for doubtful accounts	6,299	6,978
Deferred income taxes	185	(263)
(Income) Loss from equity method investments	1,550	(5,390)
Gain on sale of investments	(132)	(562)
Fair value changes through earnings on investments, net	(38,465)	3,500
Investment related impairment	800	—
Gain on disposal of property and equipment	(1)	—
Amortization of convertible debt and unsecured senior notes issuance cost	1,035	1,369
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(72,328)	20,413
Accounts receivable due from Alibaba	(8,343)	(25,836)
Accounts receivable due from other related parties	(3,385)	26,981
Prepaid expenses and other current assets	(10,815)	(31,535)
Other assets	(60)	(2,854)
Accounts payable	29,300	(17,625)
Accrued and other liabilities	8,314	(26,786)
Amount due from SINA	(13,642)	(8,642)
Deferred revenues	42,775	48,272
Operating lease liabilities	(583)	(731)
Income taxes payable	(32,397)	1,301
Net cash provided by operating activities	80,833	63,576
Cash flows from investing activities:
Purchases of short-term investments	(103,396)	(443,810)
Maturities of short-term investments	33,725	185,800
Investment in and prepayment on long-term investments	(187,120)	(118,239)
Proceeds from disposal of/refund of prepayment on long-term investments	297	22,419
Proceeds from disposal of property and equipment	1	—
Purchases of property and equipment	(7,679)	(7,307)
Loan to SINA	(187,413)	(25,468)
Repayment of loan by SINA	—	17,266
Net cash used in investing activities	(451,585)	(369,339)
Cash flows from financing activities:
Proceeds from employee options exercised	45	86
Net cash provided by financing activities	45	86
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22,695	(16,079)
Net decrease in cash, cash equivalents and restricted cash	(348,012)	(321,756)
Cash, cash equivalents and restricted cash at the beginning of the period	1,234,596	1,452,985
Cash, cash equivalents and restricted cash at the end of the period	$886,584	$1,131,229
Supplemental disclosure of cash flow information
Cash paid for income taxes	$(53,503)	$(14,528)
Cash paid for interest expenses on unsecured senior notes	$—	$(14,000)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$2,450	$3,924
Unpaid consideration for investment	$40,000	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WEIBO CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including VIP membership, live streaming, and game-related services.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group”.

The following sets forth the Company’s major subsidiaries, major VIE and major VIE’s subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

Major VIE and major VIE’s subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless terminated by SINA should the Company breach the terms as provided in the agreement.

Transactions between SINA and Weibo

Accounts receivable directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the unaudited interim condensed consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated is presented under operating activities in the unaudited interim condensed consolidated statements of cash flows. The Group’s unaudited interim condensed consolidated statements of comprehensive income contains all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management.

Total cost and expenses allocated from SINA were as follows:

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Cost of revenues	$5,762	$2,565
Sales and marketing	2,501	3,233
Product development	3,239	6,626
General and administrative	1,623	1,426
	$13,125	$13,850

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had been a separate and independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated costs and expenses and the ones that would have been incurred if the Group had been a separate and stand-alone entity.

Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, of which the Company is the primary beneficiary, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income in China were generated directly or indirectly through the VIEs. The Company, through the WFOE, has signed various agreements with the VIEs to allow the transfer of economic benefits from the VIEs to the Company. The Group has determined that it is the primary beneficiary of the VIEs through Weibo Technology’s contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statements of comprehensive income:

	As of
	December 31, 2019	March 31, 2020
	(In thousands)
Total assets	$1,185,144	$1,158,743
Total liabilities	$1,081,423	$1,062,570

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Net revenues	$334,170	$266,678
Net income after intercompany service fee charge	$17,150	$8,708

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Net increase (decrease) in cash and cash equivalents	$28,577	$(14,212)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to $152.0 million and $151.7 million as of December 31, 2019 and March 31, 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIEs agreements:

Loan Agreements. The Company’s wholly owned subsidiary Weibo Technology has granted interest-free loans to each shareholder of the VIEs with the sole purpose of providing funds necessary for capital injection into the VIEs. The terms of the loans are for 10 years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the VIEs has granted Weibo Technology an option to purchase his shares in the VIEs at a purchase price equal to the amount of the capital injection. Weibo Technology may exercise such option at any time until it has acquired all of the shares of the VIEs, subject to applicable PRC laws. The option will be effective until the earlier of (i) the shareholders of the VIEs and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and Weibo Technology agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIEs has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of the VIEs have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of the VIEs agree in writing to terminate these agreements.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized Weibo Technology to exercise all his voting power as a shareholder of the VIEs on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of the VIEs, including without limitation to the appointment of directors, transfer, mortgage or dispose of the VIEs’ assets, transfer of any equity interest in the VIEs, and merger, split, dissolution and liquidation of the VIEs. The authorizations are irrevocable and will not expire until the VIEs dissolve.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all of his shares in the VIEs and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earliest of (i) the third anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (iii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. The VIEs have entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for the VIEs’ online advertising and other related businesses. Under the exclusive sales agency agreement, the VIEs have granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. The term of the technical service agreement and the sales agency agreement will not expire until the VIEs dissolve.

Due to its control over the VIEs, Weibo Technology has the right to determine the service fees to be charged to the VIEs under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIEs, applicable tax rates, planned capital expenditure and business strategies, Weibo Technology charged an amount of $174.1 million and $135.1 million in service fees from the VIEs under these agreements for the three months ended March 31, 2019 and 2020, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIEs.

Under the trademark license agreement, Weibo Technology has granted the VIEs trademark licenses to use its trademarks for specific areas, and the VIEs are obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among the WFOE, VIEs and VIEs’ shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the unaudited interim condensed consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation

In the opinion of the Company, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2020, its results of operations and cash flows for the three months ended March 31, 2019 and 2020. The unaudited interim condensed consolidated balance sheet at December 31, 2019, was derived from audited annual financial statements included in the Company’s Annual Report on Form 20-F filed on April 29, 2020, but does not contain all of the footnote disclosures from the annual financial statements.

The preparation of the Group’s unaudited interim condensed consolidated financial statements is in conformity with U.S. GAAP. The unaudited interim condensed consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. The Group believes that there will not be significant changes to its estimates of variable consideration.

Revenue disaggregated by revenue source for the three months ended March 31, 2019 and 2020 consists of the following:

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Advertising and marketing revenues	$341,141	$275,422
Value-added services revenues	58,036	47,967
Total revenues	$399,177	$323,389

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets arose from the new guidance of revenue recognition. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period.

The Group generally expenses sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform or website in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed.

The Group’s majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. The Group believes its estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues it earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including VIP membership, live streaming, and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

VIP membership. VIP membership is a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Live streaming. Live streaming generates revenue from sales of virtual items on the live-streaming platform (“Yizhibo”). Users can access the platform and view the live streaming content and interact with the broadcasters for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. The Group does not have further obligations to the user after the virtual items are consumed.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. Revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 0.72% surcharges of VAT for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. The 3% cultural business construction fees was reduced to 1.5% since July 1, 2019.

Sales and Marketing Expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606, the recognition of revenues and expenses at fair value for advertising barter transactions results in the increase of revenue and advertising expenses.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 7 Stock-based Compensation for further discussion on stock-based compensation.

Taxation

Income taxes. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Uncertain tax positions. To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months stated at cost plus accrued interest.

Accounts receivable and allowances for doubtful accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. On January 1, 2020, the Group adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. The Group makes estimates of expected credit losses for the allowance for doubtful accounts based upon the assessment of various factors, including a historical, rolling average, bad debt rate in the prior period, the age of the receivable balances, credit-worthiness of the customers, credit quality of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in impairment of their ability to make payments, more bad debt allowances may be required. The initial impact of applying ASU 2016-13 on the unaudited interim condensed consolidated financial statements was immaterial to the retained earnings as of January 1, 2020.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the unaudited interim condensed consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, would be measured at fair value only if they were determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•             Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•             Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•             Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 13 Fair Value Measurement for additional information.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for ordinary-share-equivalent equity investments on which it has significant influence but does not own a majority equity interest or otherwise control.

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in unaudited interim condensed consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts.

Investments in entities which the Group can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment - Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the unaudited interim condensed consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited interim condensed consolidated statements of comprehensive income.

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, “Leases (Topic 842)”, which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset (the Operating Lease Assets) representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy choice not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

On January 1, 2019, the Group adopted the new lease standard using the transition method by applying the standard to all leases existing at the date of initial application. The Group chose to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs or whether an existing or expired contract contains a lease according to the practical expedients permitted under the transition method.

The Group did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement. The adoption of new leasing guidance resulted in recognition of $14.4 million of right-of-use asset and $14.9 million of leasing liability as of January 1, 2019, respectively, and no impact to the beginning retained earnings of the year.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIE. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. U.S. GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When the Group performs the quantitative impairment test, the Group firstly determines whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Group performs the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from five to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Convertible debt and unsecured senior notes

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the contractual life. The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statement of comprehensive income over the estimated term using the effective interest method.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership, live streaming, and virtual currency or in-game virtual items sold for game related services.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income/loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s unaudited interim condensed consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated financial statements to distinguish the interests from that of the Company.

Foreign currency

The Company’s reporting currency and functional currency are the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income, net.

Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2019 and March 31, 2020, the Group had $2.21 billion and $2.15 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 4% and 9% of the Group’s revenues for the three months ended March 31, 2019 and 2020, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 32% and 32% of the Group’s revenues for the three months ended March 31, 2019 and 2020, respectively.

As of December 31, 2019 and March 31, 2020, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 14% and 22% of the Group’s net accounts receivable as of December 31, 2019 and March 31, 2020, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2019 and March 31, 2020, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $936.9 million and $947.7 million, accounting for 39% and 40% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2019 and March 31, 2020, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $422.2 million and $386.9 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2019 and March 31, 2020, the Group’s current liabilities balance denominated in RMB was $744.2 million and $747.3 million, accounting for 93% and 98% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of
	December 31, 2019	March 31, 2020
	(In thousands)
Cash and cash equivalents:
Cash	$1,452,985	$1,131,229

Short-term investments:
Bank time deposits	$951,235	$1,215,361

Total cash, cash equivalents and short-term investments	$2,404,220	$2,346,590

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $17.0 million and $23.2 million for the three months ended March 31, 2019 and 2020, respectively. The maturity dates for the time deposits were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities Without Readily Determinable Fair Values	Equity Method	Equity Securities With Readily Determinable Fair Values	Total
	(In thousands)
Balance at December 31, 2019	$558,602	$199,379	$269,478	$1,027,459
Investments made/transfers from prepayments	18,742	24,003	10,000	52,745
Gain from equity method investment	—	5,390	—	5,390
Fair value change through earnings	—	—	(3,500)	(3,500)
Currency translation adjustment	(5,188)	(2,193)	(4,322)	(11,703)
Balance at March 31, 2020	$572,156	$226,579	$271,656	$1,070,391

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of March 31, 2020, including cumulative upward and downward adjustments made to the initial cost basis of the securities. There was no adjustments recorded for the three months ended March 31, 2020.

Cumulative Results
(In thousands)
Initial cost basis	$756,777
Upward adjustments	81,458
Downward adjustments (impairment only)	(254,416)
Foreign currency translation	(11,663)
Total carrying value at March 31, 2020	$572,156

For the three months ended March 31, 2020, the Group invested $18.7 million in private high-tech companies, which were accounted for under equity investments without readily determinable fair values. These investments were in general to further expand and strengthen the Group’s ecosystem. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices, which were based on identified observable price changes, indicated by new issuance of identical securities of the same investee or transactions of identical securities by other existing shareholders, as Level 2 of fair value measurements. The Group did not dispose any interests of these investments and all of the gains were unrealized as of March 31, 2020.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded $3.5 million loss, which was unrealized in the first quarter of 2020, and the fair value of the market securities was $271.7 million as of March 31, 2020.

The following table shows the carrying amount and fair value of the marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Currency Translation Adjustment	Fair Value
	(In thousands)
December 31, 2019	$101,677	$176,682	$(8,881)	$—	$269,478
Showworld	$81,385	$179,108	$—	$(4,353)	$256,140
Other marketable securities	30,291	—	(14,806)	31	15,516
March 31, 2020	$111,676	$179,108	$(14,806)	$(4,322)	$271,656

The Group recorded investment related impairment charges of $0.8 million and nil for the three months ended March 31, 2019 and 2020, respectively, as a result of the investments not performing to expectation or them becoming incapable of making repayments.

5. Leases

The Group has operating leases primarily for office spaces in China. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s unaudited interim condensed consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the unaudited interim condensed consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Group uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what interest the Group would pay in order to obtain a borrowing with an amount equivalent to the lease payments in a similar economic environment over the lease term on a collateralized basis from banks in China.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Additionally, certain lease agreements with SINA contain variable payments, which are determined based on actual SINA headquarters spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities.

The components of lease cost for the three months ended March 31, 2020 were as follows:

	Three Months Ended March 31
	2019	2020
	(In thousands)
Operating lease cost	$1,136	$1,111
Short-term lease cost	670	806
Variable lease cost	1,096	1,031
Total lease cost	$2,902	$2,948

Other information related to leases was as follows:

	Three Months Ended March 31, 2020
Supplemental Cash Flows Information:	2019	2020
	(In thousands)
Cash paid for operating leases	$1,102	$1,111

Maturities of lease liabilities under operating leases as of March 31, 2020 were as follows:

Twelve Months Ended March 31,	(In thousands)
2021	5,259
2022	3,581
2023 and thereafter	598
Total future payments for recognized leasing assets	9,438
Less: imputed interest	595
Total lease liabilities	$8,843

As of March 31, 2020, operating leases recognized in lease liabilities have average remaining lease terms of 2.0 years and weighted-average discount rate of 5%. As of March 31, 2020, the Group had no lease contract that has been entered into but not yet commenced.

6. Goodwill and Intangible Assets

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Value-added services	Total
	(In thousands)
Balance as of December 31, 2019	$28,989	$—	$28,989
Currency translation adjustment	(488)	—	(488)
Balance as of March 31, 2020	$28,501	$—	$28,501

The decrease of the balance in the three months ended March 31, 2020 was mainly due to the depreciation of the Renminbi against the U.S. dollar and was reflected in currency translation adjustment in unaudited interim condensed consolidated financial statements.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2019			As of March 31, 2020
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In thousand)			(In thousand)
Technology	$8,869	$(3,351)	$5,518	$8,720	$(3,489)	$5,231
Trademark and Domain name	5,555	(724)	4,831	5,461	(854)	4,607
Supplier-relationship	9,619	(2,444)	7,175	9,457	(2,883)	6,574
Others	2,298	(2,298)	—	2,259	(2,259)	—
Total	$26,341	$(8,817)	$17,524	$25,897	$(9,485)	$16,412

The amortization expense for the three months ended March 31, 2019 and 2020 was $0.9 million and $0.8 million, respectively. As of March 31, 2020, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
The remainder of 2020	$2,450
2021	3,267
2022	3,267
2023	2,632
2024 and thereafter	4,796
Total expected amortization expense	$16,412

7. Stock-Based Compensation

In August 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance is reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 shares for every one share issued as restricted shares or pursuant to a restricted shares unit. In March 2014, the 2010 Plan was terminated and all remaining shares were forwarded to the 2014 Plan.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talent. Stock-based compensation related to the grants were amortized generally over four years on a straight-line basis (generally one year for performance-based restricted share units) with $12.9 million and $15.3 million expensed for the three months ended March 31, 2019 and 2020, respectively.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Cost of revenues	$1,112	$1,347
Sales and marketing	2,039	2,216
Product development	6,058	6,909
General and administrative	3,686	4,822
	$12,895	$15,294

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2019	15,104
Addition	—
Granted*	(249)
Cancelled/expired/forfeited	113
March 31, 2020	14,968

*                                   During the three months ended March 31, 2020, 0.2 million restricted share units were granted under the 2014 Plan. No options were granted for the three months ended March 31, 2020.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2019	89	$3.49	0.7	$3,799
Granted	—
Exercised	(8)	$3.46
Cancelled/expired/forfeited	(3)	3.43
March 31, 2020	78	$3.50	0.5	$2,309

Vested and expected to vest as of March 31, 2020	78	$3.50	0.5	$2,309
Exercisable as of March 31, 2020	78	$3.50	0.5	$2,309

The total intrinsic value of options exercised for the three months ended March 31, 2020 was $0.3 million. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2019 and March 31, 2020 was $46.35 and $33.11, respectively. Cash received from the exercise of stock options during the three months ended March 31, 2019 and 2020 was $45 thousand and $86 thousand, respectively.

Information regarding stock options outstanding at March 31, 2020 is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
$3.43 – $3.50	78	$3.50	78	$3.50	0.5

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2019	59	$61.17
Awarded	46	$36.49
Vested	(54)	$60.16
Cancelled	(33)	$42.12

March 31, 2020	18	$36.49

As of March 31, 2020, there was $0.5 million unrecognized compensation cost (adjusted for estimated forfeitures), which was related to performance-based restricted share units granted to the Company’s employees.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

	Shares Granted	Weighted- Average Grant Date Fair Value
	(In thousands)
December 31, 2019	3,512	$50.89
Awarded	203	$41.00
Vested	(90)	$58.17
Cancelled	(80)	$50.24

March 31, 2020	3,545	$50.16

As of March 31, 2020, unrecognized compensation cost (adjusted for estimated forfeitures) was $130.0 million, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value based on the vesting date of the restricted share units vested was $3.4 million and $5.2 million for the three months ended March 31, 2019 and 2020, respectively.

8. Other Balance Sheet Components

	As of
	March 31, 2019	December 31, 2019	March 31, 2020
	(In thousands)
Accounts receivable, net:
Due from third parties		$298,752	$262,527
Due from Alibaba		60,392	84,852
Due from other related parties		99,675	71,392

Total gross amount		$458,819	$418,771
Allowance for doubtful accounts:
Balance at the beginning of the year/period	(12,429)	(12,429)	(36,594)
Additional provision charged to expenses, net	(6,299)	(38,561)	(6,978)
Write-off	63	14,396	11,770

Balance at the end of the year/period	(18,665)	(36,594)	(31,802)
		$422,225	$386,969

Prepaid expenses and other current assets:
Rental and other deposits		$371	$230
Deductible value-added taxes		652	7,143
Investment prepayments(1)		47,069	46,927
Loans to and interest receivable from investees (Note 10)		301,526	308,806
Advertising prepayment		3,406	21,107
Prepayment to outsourced service providers		3,483	3,411
Amounts deposited by users(2)		34,912	38,632
Content fees		14,013	9,117
Others		19,473	20,204
		$424,905	$455,577

Property and equipment, net:
Computers and equipment		$132,477	$136,248
Leasehold improvements		5,732	5,636
Furniture and fixtures		1,725	1,739
Others		3,696	3,905

Property and equipment, gross		143,630	147,528
Less: Accumulated depreciation		(96,901)	(100,502)
		$46,729	$47,026

Accrued and other liabilities(3):
Payroll and welfare		$74,723	$57,333
Marketing expenses		77,046	50,204
Payroll withholding taxes		3,547	3,547
Sales rebates		140,629	163,186
Professional fees		13,437	4,415
VAT and other tax payable		56,786	53,193
Payable to other service providers		578	194
Amounts due to users(2)		34,912	38,632
Unpaid consideration for investment		30,000	—
Interest payable for convertible debt and unsecured senior notes		15,344	11,157
Others		13,870	15,670
		$460,872	$397,531

(1)       Investment prepayments as of March 31, 2020 included a $40.4 million refund to be collected from a third-party due to mutual agreement to terminate the investment contract.

(2)       Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the unaudited interim condensed consolidated balance sheets.

(3)       Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Three Months Ended March 31,
	2019	2020
	(In thousands, except percentage)
Income before income tax expenses	$171,647	$67,982
Less: Income (Loss) from non-China operations	$24,917	$(22,062)
Income from China operations	$146,730	$90,044
Income tax expense applicable to non-China operations	$—	$294
Income tax expense applicable to China operations	$21,073	$15,589
Effective tax rate for China operations	14.4%	17.3%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. Stock-based compensation was recorded in the Company’s loss from non-China operations.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$ 2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, and a reduced enterprise income tax rate of 12.5% for the three-year period ended December 31, 2019. Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is qualified as a High and New Technology Enterprise and is entitled to a preferential tax rate from November 6, 2017 to November 5, 2020. Its qualification as a “High and New Technology Enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of March 31, 2020, the Group did not record any withholding tax for its PRC subsidiaries.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During 2019 and 2020, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of $187.4 million and $25.5 million from the Group and repaid nil and $17.3 million to the Group during the three months ended March 31, 2019 and 2020, respectively. As of December 31, 2019 and March 31, 2020, the loans to and interest receivable from SINA were $236.6 million and $235.5 million, respectively.

The following sets forth significant related party transactions with the Company:

	Three Months Ended March 31,
	2019	2020
	(In thousands)
Transactions with SINA
Revenue billed through/for service provided to SINA(1)	$24,380	$27,086
Costs and expenses allocated from SINA(2)	$13,125	$13,850
Interest income on loans to SINA	$2,096	$2,496

Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$16,635	$27,567
Services provided by Alibaba	$14,129	$13,472

The following sets forth related party outstanding balance:

	As of
	December 31, 2019	March 31, 2020
	(In thousands)
Amount due from SINA(3)	$384,828	$389,109
Accounts receivable due from Alibaba	$60,392	$84,852
Loans to and interest receivable(4)	$301,526	$308,806
-Company A (an investee in e-commerce business)	$160,010	$161,003
-Company B (an investee providing social and new media marketing services)	$60,602	$41,260
-Company C (an investee providing online brokerage services)	$40,982	$41,381
-others	$39,932	$65,162

(1)       For the three months ended March 31, 2019 and 2020, the Group charged $24.4 million and $27.1 million for services provided to SINA or to third parties billed through SINA, respectively.

(2)       Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed $7.8 million and $8.5 million for other costs and expenses incurred by Weibo but paid by SINA for the three months ended March 31, 2019 and 2020, respectively.

(3)       The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2019 and March 31, 2020, the amount due from SINA also included loans to and interest receivable from SINA of $236.6 million and $235.5 million both at an annual interest rate of 4.5% of maturity within one year, respectively.

(4)       The Group recorded loans to and interest receivable from other related parties of $301.5 million and $308.8 million at December 31, 2019 and March 31, 2020, respectively. The annual interest rates of the loans were ranging from 4% to 10.5% (interest free for Company B) and the maturities of all loans were within one year at both dates.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business, such as short video applications, e-commerce and so on. For the three months ended March 31, 2019 and 2020, total revenues generated from other related parties were $25.1 million and $6.3 million, and cost and expenses were $3.6 million and $9.4 million, respectively. As of December 31, 2019 and March 31, 2020, net accounts receivable due from other related parties were $99.7 million and $71.4 million (allowances for doubtful accounts of $0.63 million written off in 2019), accounts payable due to other related parties were $10.7 million and $16.1 million, and accrued and other liabilities due to other related parties were $34.4 million and $3.7 million, respectively.

11. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the three months ended March 31, 2019 and 2020, options to purchase ordinary shares and RSUs of 1.2 million and 0.6 million, as well as the number of “if converted” shares related to convertible debt of 6.8 million for the three months ended March 31, 2019, were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the three months ended March 31, 2019 and 2020, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.2 million and 0.7 million, respectively. For the three months ended March 31, 2020, 6.8 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended March 31,
	2019	2020
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$150,442	$52,108
Denominator:
Weighted average ordinary shares outstanding	224,924	226,392
Basic net income per share attributable to Weibo	$0.67	$0.23

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$150,442	$52,108
Add: Effect of interest expenses and amortized issuance cost of convertible debt	3,848	—
Net income attributable to Weibo for calculating diluted net income per share	154,290	52,108
Denominator:
Weighted average ordinary shares outstanding	224,924	226,392
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	172	80
Unvested restricted share units	1,045	557
Convertible debt	6,753	—
Shares used in computing diluted net income per share attributable to Weibo	232,894	227,029
Diluted net income per share attributable to Weibo	$0.66	$0.23

12. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs and expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group’s revenues are derived from the PRC and substantially all of the Group’s long-lived assets are located within the PRC, no geographical information is presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total
	(In thousand)
Three months ended March 31, 2019	$341,141	$58,036	$399,177

Three months ended March 31, 2020	$275,422	$47,967	$323,389

13. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2019 and March 31, 2020:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2019:
Bank time deposits*	$951,235	$—	$951,235	$—
Equity securities with readily determinable fair value **	269,478	269,478	—	—
Total	$1,220,713	$269,478	$951,235	$—

As of March 31, 2020:
Bank time deposits*	$1,215,361	$—	$1,215,361	$—
Equity securities with readily determinable fair value **	271,656	271,656	—	—
Total	$1,487,017	$271,656	$1,215,361	$—

*  Included in short-term investments on the Group’s unaudited interim condensed consolidated balance sheets.

** Included in long-term investments on the Group’s unaudited interim condensed consolidated balance sheets.

Recurring

The Group measures bank time deposits and equity securities with readily determinable fair values on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s bank time deposits are determined based on the quoted market price for similar products (Level 2).

Non-recurring

For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charges are recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized. Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. The Group recognized impairment charges of $0.8 million and nil for those equity investments without readily determinable fair values for the three months ended March 31, 2019 and 2020, respectively.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

14. Convertible Debt and Unsecured Senior Notes

In October 2017, the Company issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The Notes may be converted into Weibo’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately US$133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company pays cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual life. The 2022 Notes related interest expenses were $3.8 million for both the three-month periods ended March 31, 2019 and 2020.

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”). The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with the terms prior to maturity. The net proceeds to the Company from the issuance of the 2024 Notes were $793.3 million, net of issuance cost of $6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expense over the contractual life. For the three months ended March 31, 2020, the 2024 Notes related interest expenses were $7.3 million.

15. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the three months ended March 31, 2019 and 2020, lease expense was both $2.9 million. Based on the current rental lease agreements, future minimum lease payments commitments as of March 31, 2020 were as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of March 31, 2020	$9,438	$5,259	$4,179	$—	$—

Purchase commitments mainly include minimum commitments for marketing activities and internet connection.

Purchase commitments as of March 31, 2020 were as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of March 31, 2020	$591,663	$584,772	$6,871	$20	$—

2022 Notes represent the future maximum commitments relating to the principal amount and interest in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022. 2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

2022 Notes	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of March 31, 2020	$933,750	$11,250	$922,500	$—	$—

2024 Notes	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of March 31, 2020	$926,000	$28,000	$56,000	$842,000	$—

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial statements.

16. Subsequent Events

Proposed Debt Offering

In June 2020, the board of directors (the “Board”) of the Company authorized the Company to offer unsecured senior notes (the “notes”) up to a certain aggregate principal amount in a capital market transaction, subject to market conditions. The net proceeds from the notes will be used for general corporate purposes, including working capital needs and potential acquisition of complementary businesses. The terms of the notes have not been finalized and will be determined at the time of the offering.

COVID-19 Impact

The Group keeps paying close attention to the development of the COVID-19 outbreak and continues evaluating its impact on the financial position and operating results of the Group. Subsequent to March 31, 2020, the extent and duration of the COVID-19 pandemic remains uncertain. As such, given the unprecedented uncertainty and the evolving situation of market conditions and the business environment, the Group cannot estimate the full impacts of the COVID-19 pandemic on its future financial and operational results.